                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 19)*

                             BOSS HOLDINGS, INC.
                             -------------------
                              (Name of Issuer)

                                COMMON STOCK
                       ------------------------------
                       (Title of Class of Securities)

                                 10011B 10 1
                               --------------
                               (CUSIP Number)

                           JAMES F. SANDERS, ESQ.
                        8235 FORSYTH BLVD., SUITE 400
                           CLAYTON, MISSOURI 63105
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 09-24-2004
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 Page 1 of 7



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 CUSIP NO. 10011B 10 1               13D/A                  PAGE 2 OF 7 PAGES

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           GINARRA PARTNERS, L.L.C.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           WC
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
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                    7       SOLE VOTING POWER

                            535,388
                  ------------------------------------------------------------
    NUMBER OF       8       SHARED VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY      ------------------------------------------------------------
      EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
  PERSON WITH               535,388
                  ------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           535,388
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.6%
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14         TYPE OF REPORTING PERSON*

           CO
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
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 CUSIP NO. 10011B 10 1               13D/A                  PAGE 3 OF 7 PAGES

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           GRAZIADIO FAMILY TRUST, U/D/T 10/13/75
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           OO
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
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                    7       SOLE VOTING POWER

                            410,519
                  ------------------------------------------------------------
    NUMBER OF       8       SHARED VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY      ------------------------------------------------------------
      EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
  PERSON WITH               410,519
                  ------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           410,519
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.2%
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14         TYPE OF REPORTING PERSON*

           OO (TRUST)
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 CUSIP NO. 10011B 10 1               13D/A                  PAGE 4 OF 7 PAGES

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           G. LOUIS GRAZIADIO III
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           PF
------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                            763,388
                  ------------------------------------------------------------
    NUMBER OF       8       SHARED VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY      ------------------------------------------------------------
      EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
  PERSON WITH               763,388
                  ------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           228,000
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.5%
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14         TYPE OF REPORTING PERSON*

           IN
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         This statement is the nineteenth amendment to a statement on
Schedule 13D filed in respect of the Common Stock ("Common Stock") of Boss Holdings, Inc., a Delaware corporation ("Company"), by a group consisting of Ginarra Partners, L.L.C., a California limited liability company ("Ginarra Partners"), the Graziadio Family Trust, udt 10/13/75 ("Trust"), and G. Louis Graziadio III. This amendment amends Items 5 and 7 of the prior Amendments filed by the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amendment No. 18 is amended to read in its entirety as follows:

         (a) As of September 24, 2004, Ginarra Partners beneficially owned 535,388 shares (27.6%) of Common Stock, the Trust beneficially owned 410,519 shares (21.2%) of Common Stock, and Mr. Graziadio beneficially owned 228,000 shares (10.5%) of Common Stock (105,000 shares of which are deemed owned by him on account of currently exercisable stock options). The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on the shares of Common Stock represented to be outstanding as of July 31, 2004 by the Company in the Company's most recent quarterly report on Form 10-Q. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Persons.

         (b) The responses of the Reporting Persons to Items 7 through 11 of the respective cover pages to this Amendment No. 19 which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference. As a trustee of the Trust, Mr. Phillip Bardack is deemed to have the full authority and power to vote or direct the vote, and full authority and power to dispose or direct the disposition, of the 410,519 shares of Common Stock owned by the Trust. As the chief executive officer of Second Southern Corp., the manager of Ginarra Partners, Mr. Graziadio is deemed (subject to members' rights of approval) to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 535,388 shares of Common Stock owned by Ginarra Partners. Mr. Graziadio also has sole voting and investment power over the 228,000 shares of Common Stock which he owns or is deemed to own individually.

         (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock:

                          Ginarra Partners, L.L.C.
                          ------------------------
         Date                Shares      Price          Transaction Type
         ----                ------      -----          ----------------
         08/23/2004           2,000      5.85           Open Market Purchase
         08/24/2004           6,000      6.2833         Open Market Purchase
         09/01/2004           3,500      6.50           Open Market Purchase
         09/21/2004          10,889      7.00           Open Market Purchase
         09/24/2004          20,584      7.00           Open Market Purchase

                                     5


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Joint Filing Agreement (Exhibit II).

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 27, 2004            GINARRA PARTNERS, L.L.C.

                                    By: Second Southern Corp., manager

                                        By: /s/ G. Louis Graziadio III
                                            ----------------------------------
                                            Name:  G. Louis Graziadio III
                                            Title: Chief Executive Officer


Date: September 27, 2004            GRAZIADIO FAMILY TRUST, UDT 10/13/75


                                    By: /s/ Phillip M. Bardack
                                        --------------------------------------
                                        Name:  Phillip M. Bardack
                                        Title: Trustee


Date: September 27, 2004            G. LOUIS GRAZIADIO III


                                        /s/ G. Louis Graziadio III
                                    ------------------------------------------
                                        G. Louis Graziadio III

                                     6


                                 EXHIBIT II
                                 ----------

                           JOINT FILING AGREEMENT

         The undersigned each hereby agree that Amendment No. 19 to Schedule 13D filed herewith, relating to the Common Stock of Boss Holdings, Inc., is filed on behalf of each of the undersigned.


Date:   September 27, 2004

                                    GINARRA PARTNERS, L.L.C.

                                    By: Second Southern Corp., manager

                                        By: /s/ G. Louis Graziadio III
                                            ----------------------------------
                                            Name:  G. Louis Graziadio III
                                            Title: Chief Executive Officer


                                    GRAZIADIO FAMILY TRUST, UDT 10/13/75

                                    By: /s/ Phillip M. Bardack
                                        --------------------------------------
                                        Name:  Phillip M. Bardack
                                        Title: Trustee


                                    G. LOUIS GRAZIADIO III

                                        /s/ G. Louis Graziadio III
                                    ------------------------------------------
                                        G. Louis Graziadio III


                                     7